Mail Stop 0407

      February 17, 2005

Patrick Deparini
President
Nascent Wine Company, Inc.
5440 West Sahara Avenue, Suite 202
Las Vegas, Nevada  89146

	RE:	Nascent Wine Company, Inc.
		Amendment No. 2 to Form SB-2
		Filed February 11, 2005
		333-120949

Dear Mr. Deparini:

      We have reviewed your filings and have the following additional comments. Amend your Form SB-2 in response to our comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Amendment No. 2 to Form SB-2

General

1. Please update your financial statements to provide audited financial statements for the year ended December 31, 2004.


Summary Information and Risk Factors, page 4

	The Offering, page 4

2. We note your response to prior comment 4. We also note your disclosure that "[a]ny additional proceeds received after the minimum offering is achieved will be deposited into the escrow account and subsequently released to us." Please revise to state that additional proceeds received after the minimum offering is achieved will be immediately released to you.

Risk Factors, page 6

	Current and Proposed Government Regulations, page 7

3. We note your response to prior comment 7, including your disclosure under "Effect of Existing or Probable Government Regulations." We also note your disclosure that "[w]e and the companies that we intend to transact with will be required to comply with various laws and regulations and maintain permits and
licenses
to import, warehouse, transport, distribute and sell wine."    As
a
result, it is still not clear what, if any, regulations affect your business. Please reconcile your disclosure. Furthermore Mr. Deparini is not an attorney, so it is inappropriate for him to provide his opinion as to the applicability of laws governing the sale of wine (second paragraph under "Effect of Existing or Probable
Government Regulation"). Revise, if true, to make clear that these statements are based upon the advice of legal counsel. Furthermore, to the extent Mr. Deparini, based upon the advice of counsel, does not believe that the regulation governing the sale of wine applies to the company, advise why this risk factor is appropriate or revise the risk factor disclosure to clarify why Mr. Deparini believes there is still a regulatory risk.

Exhibit 5 - Opinion of Wendy E. Miller, Esq.

4. We note your response to our prior comment 13. Since there are no legal proceedings or disputes involving the company or Mr.
Deparini
disclosed in the registration statement, the references to "other than as set forth in the registration statement" are confusing.
Please advise or revise.


*    *    *    *

      As noted, please amend your Form SB-2 in response to our comments. You may wish to provide us with marked copies of the
amendments to expedite our review.   Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Alonso Rodriguez, Staff Accountant, at (202) 824-5497 or Terry French, Accountant Branch Chief, at (202) 942-
1998
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney,
at (202) 942-7914, or me at (202) 942-1990 with any other
questions.



      Sincerely,


							Larry Spirgel
							Assistant Director


cc: 	Wendy E. Miller, Esq.
	(702) 242-6617 (fax)

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Patrick Deparini
Nascent Wine Company, Inc.
February 17, 2005
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